

MANAGEMENT REPORT ON THE RESULTS

IN THE THIRD QUARTER 2016

INDEX

GENERAL INFORMATION

MARKET VALUE

R$44,2 billion
US$13,6 billion

PRICES

BRFS3 R$55,32
BRFS US$17,06

SHARES ISSUED

812.473.246 common shares
13.497.520 treasury shares
Base: September 30, 2016

WEBCAST

Date: October 28, 2016
09:00 a.m. Portuguese
10:30 a.m. English

TELEPHONE:

Dial–in with connections in Brazil:
+55 11 31931001 or +55 11 28204001
Dial-in with connections in
United States +17869246977
www.brf-br.com/ri

IR CONTACTS:

Alexandre Borges
CFO and IRO

Elcio Ito
Financial Director

André Mota
Investor Relations Manager

+55 11 23225052
acoes@brf-br.com

SHAREHOLDER LETTER

Dear shareholders,,

In the third quarter of 2016, the business environment was more challenging than we expected, negatively affecting our results in the short term. We noted a gradual improvement in the industry scenario, with the main industry variables evolving positively to the direction we predicted by the end of the second quarter. Despite this, the evolution happened at a slower pace than expected and, additionally, we were negatively impacted by the real appreciation.

In this quarter, the appreciation of the Real offset the positive impact of the gradual recovery of prices in U.S. dollars. Notwithstanding the decline in corn price with Brazil's second corn crop (safrinha), prices remained high and uncorrelated to international prices. As a result, Brazil lost its competitiveness in the global trade at a time when the level of local inventories of important importing countries (such as Saudi Arabia, Japan, and Europe) is high. Moreover, notwithstanding the signs of gradual recovery, the Brazilian macroeconomic scenario remains weak, negatively affecting volumes and the mix of products.

Nonetheless, we believe that this scenario corroborates: (i) our long-term strategy, as the business in which we succeeded to advance in the value chain showed more resilience; (ii) our ability to mitigate the negative effects of the cycle through initiatives to reduce costs and expenses, improving our manufacturing, operating and commercial efficiency; and (iii) our confidence that we will begin 2017 even stronger compared to our competitors. For the next quarters, we believe that the industry scenario will continue to improve due to: (i) the adjustment of the supply of chicken, according to public data regarding production and placement; (ii) the gradual convergence of corn prices towards levels that are close to the export parity; and (iii) the recovery of the Brazilian economy.

Looking to the future, we reaffirm our purpose to "Feed the World" and our strategic direction to GROW through INNOVATION. In Brazil, in addition to consolidating our execution and level of service, innovating will be key to: (i) protect our market positioning; (ii) accelerate our growth and leadership in key categories; and (iii) bet on the growth and expansion of new product categories. In international markets, we see a large growth potential, including the opening of and entry in new markets or advances in the value chain and consolidation of our positioning as a global company.

In line with the global expansion and growth strategy of the Sadia Halal project, we entered into a collaboration agreement with one of the largest business groups in Malaysia. In addition to the access to a market of almost US$2 billion, with a high growth potential, Malaysia can serve as a global trade platform, as it is a party to a number of trade agreements in the region, with a recognized Halal certification standard.

Finally, we reaffirm our confidence that BRF is even more efficient, lean, agile, and well positioned to leverage the benefits of the ongoing improvement in the industry. We remain focused on the execution of our long-term strategy, emphasizing innovation and growth.



Abilio Diniz
Chairman of the
Board of Directors



Pedro Faria
Global Chief
Executive Officer

FINANCIAL HIGHLIGHTS

- Net operating revenues of R$8,508 million, 2.7% higher than in 3Q15;
- Gross profit of R$1,884 million (-27.6% y/y). Gross margin of 22.1%, 9.3 p.p. lower than in 3Q15;
- EBITDA of R$886 million (-32.4% y/y), with an EBITDA margin of 10.4%, 5.4 p.p. lower than in 3Q15;
- Net income of R$18 million (-97.4% y/y) and net margin of 0.2%, 8.1 p.p. lower than in 3Q15;
- CAPEX of R$641 million in the quarter;
- Operating cash flow of R$778 million, after investments;
- As adjusted for the (pro forma) impacts of companies acquired, we had: (i) a financial cycle of 32.8 days, representing an improvement of 6.0 days vs. 3Q15; (ii) net financial leverage of 2.36x EBITDA; and (iii) ROIC (Return on Invested Capital) of 10.3%.

Key Financial Indicators

Results - R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Gross Revenues	**8,095**	**9,044**	**9,568**	**26,707**	**9,338**	**9,806**	**9,795**	**28,940**	**2.4%**	**8.4%**
Net Revenues	**7,048**	**7,913**	**8,281**	**23,242**	**8,120**	**8,515**	**8,508**	**25,143**	**2.7%**	**8.2%**
Gross Profit	2,164	2,525	2,601	7,290	2,031	1,918	1,884	5,833	(27.6%)	(20.0%)
Gross Margin (%)	30.7%	31.9%	31.4%	31.4%	25.0%	22.5%	22.1%	23.2%	(9.3) p.p.	(8.2) p.p.
EBIT	641	1,058	969	2,668	655	529	469	1,652	(51.7%)	(38.1%)
EBIT Margin (%)	9.1%	13.4%	11.7%	11.5%	8.1%	6.2%	5.5%	6.6%	(6.2) p.p.	(4.3) p.p.
EBITDA	**951**	**1,380**	**1,309**	**3,640**	**1,025**	**944**	**886**	**2,854**	**(32.4%)**	**(21.6%)**
EBITDA Margin (%)	13.5%	17.4%	15.8%	15.7%	12.6%	11.1%	10.4%	11.4%	(5.4) p.p.	(4.3) p.p.
Net Income	**462**	**364**	**687**	**1,513**	**39**	**31**	**18**	**88**	**(97.4%)**	**(94.2%)**
Net Margin (%)	6.5%	4.6%	8.3%	6.5%	0.5%	0.4%	0.2%	0.3%	(8.1) p.p.	(6.2) p.p.
Earnings per share[1]	**0.54**	**0.43**	**0.83**	**1.82**	**0.05**	**0.04**	**0.02**	**0.11**	**(97.3%)**	**(94.0%)**

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

3RD QUARTER 2016 RESULTS (3Q16)

Strategic Highlights

• Partnership with FFP, a Halal food processing company based in Malaysia. This agreement represents the first step to expand our presence in Malaysia, with products of higher added value.

• Establishment of a subsidiary in Egypt, in order to begin the advances in the value chain.

• Issuance of bonds in the amount of US$500 million in the international market, maturing in 10 years and paying a coupon of 4.35% per year.

• Closing of the operations of the plants in the cities of Jataí and Várzea Grande, in order to adjust the production chain, as a result of the contraction in Brazilian demand.

• Execution of an investment agreement in the amount of US$20 million in the IPO of COFCO Meat, in order to increase BRF's presence in China through strategic partnerships.

• After 4 years of suspension, successful relaunching of the Perdigão salami category, increasing BRF's volume by 13.7% in the quarterly comparison.

• Launchings of: (i) Sadia products with 30% less sodium; and (ii) a new category of ready-to-cook meals in partnership with Chef Jamie Oliver.

INDUSTRY SCENARIO AND DYNAMICS

Notwithstanding the gradual recovery, the industry scenario remains adverse and challenging. Corn prices, although lower after Brazil's second corn crop (safrinha), remained uncorrelated to international prices, maintaining Brazil in an unfavorable position in terms of competition in the global trade of chicken. Prices of chicken in U.S. dollars in international markets continued to show a gradual recovery; however, this effect was offset by the appreciation of the Real against the U.S. dollar. Data on Brazilian supply of chicken continue to indicate a production adjustment trend, suggesting that we are in the process of reverting this cycle. The Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal – ABPA) is expecting an additional decrease in the Brazilian production of chicken for the second semester of 2016.


Chicken production in Brazil (thousand tons)
Range 2011 - 2014
2015
2016
1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
900
+1.9% YTD a/a
-3.0% L3M a/a
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: APINCO

In relation to the dynamics of the supply of corn, the strong depreciation of the average exchange rate of the Real against the U.S. dollar in 2015 (+42% vs. 2014) influenced corn producers to increase export commitments by 57% this year compared to the average of the 3 previous years. Additionally, due to climatic factors, there was a crop shortfall on the production of corn of approximately 21 million tons (taking into account the two Brazilian crops), or approximately 24% of the production volume projected for2016. The combination of (i) a heavy early engagement of exports; (ii) a significant decrease in the volume of corn production; and (iii) an increase in the demand for grains due to the high volume of chicken production resulted in a significant imbalance between corn supply and demand in Brazil, a need to import corn, and a significant increase in corn prices in the Brazilian market that was uncorrelated to international prices. This unprecedented combination was so powerful that, for the first time in the last 12 years, the price of corn in Brazil increased above the import parity for many months, as set forth in the chart below.

INDUSTRY SCENARIO AND DYNAMICS

Corn price in Brazil compared to world prices



R$/Bag
70
60
50
40
30
20
10
-
(10)
Basis = (market price - export parity)
Market price
Export parity
Import parity

Corn exports from Brazil (monthly volumes in mn tons)



9
26
23
20
36
sep-04
jan-05
may-05
sep-05
jan-06
may-06
sep-06
jan-07
may-07
sep-07
jan-08
may-08
sep-08
jan-09
may-09
sep-09
jan-10
may-10
sep-10
jan-11
may-11
sep-11
jan-12
may-12
sep-12
jan-13
may-13
sep-13
jan-14
may-14
sep-14
jan-15
may-15
sep-15
jan-16
may-16
sep-16

Source: CONAB, CEPEA, CBOT, SECEX

Note: 1 – Taking into account the city of Cascavel as a market price reference;

2 – The export parity corresponds to the price at which it makes no difference to producers of corn whether they sell corn in the domestic or international market, calculated as follows: CBOT Price * exchange rate + Premium at the port – FOB-related charges * exchange rate - freight;

3 – The import parity corresponds to the price at which it makes no difference to purchasers of corn whether they buy corn in the domestic or international market, calculated as follows: CBOT Price * exchange rate * import duty + FOB-related charges * exchange rate + freight.

INDUSTRY SCENARIO AND DYNAMICS

Notwithstanding the 31% drop in the price of Brazilian corn since its peak in May, as a result of the harvest of the second corn crop (safrinha), the balancebetween supply and demand remains tight and prices are still significantly above the export parity, which should be the structural level of prices in Brazil at an equilibrium, as Brazil is a corn exporter. These price dynamics maintains Brazil in an unfavorable position in terms of competition (inthe cost of feed) compared to other countries that produce chicken. However, futures prices (BM&F) already indicate a gradual convergence for the next crop in summer and return of prices to normal levels (close to export parity) for the second corn crop (safrinha) of 2017.



Feed price in Brazil & selected markets
Feed price USD/bag
Spread USD/bag
Spread: Esalq - CBOT
Brazil
USA
West-EU
Argentina
Thailand
Ukraine
25
23
20
18
15
13
10
8
5
3
0
15
13
10
8
5
3
0
-3
-5
jan-14
mar-14
may-14
jul-14
sep-14
nov-14
jan-15
mar-15
may-15
jul-15
sep-15
nov-15
jan-16
mar-16
may-16
jul-16
sep-16
nov-16
jan-17
mar-17
may-17
jul-17
sep-17
nov-17

Annual variation (9M16/9M15)	USD	Local currency
Argentina	14.7%	88.4%
Brazil	31.7%	43.1%
USA	-3.9%	-3.9%
Thailand	-7.2%	-3.7%
West-EU	-3.9%	-4.3%
Ukraine	-5.8%	11.3%
Average	3.1%	-18.1%

Quarterly variation (3Q16/2Q16)	USD	Local currency
Argentina	-2.3%	0.1%
Brazil	-8.6%	-7.6%
USA	2.1%	-2.1%
Thailand	-7.6%	-7.5%
West-EU	-4.2%	-4.8%
Ukraine	-4.4%	-5.5%
Average	-4.2%	-3.9%

Source: ESALQ, CBOT, Euronext, Rosario, Thaifeedmill, Bloomberg, BM&F

In parallel to the pressure on costs, the dynamics of international prices is also unfavorable to Brazil due to the exchange rate. Notwithstanding the continuous recovery of prices in U.S. dollars in 2016 (+19%YTD), the appreciation of the average Real (-20% in the same comparison) is cancelling this effect.

INDUSTRY SCENARIO AND DYNAMICS

Average Brazilian chicken exports prices



USD/KG
BRL/KG
9M16/4Q15: -8.1%
2.3
2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
6.0
5.5
5.0
4.5
4.0
3.5
3.0
Price (SECEX) - USD/Kg
Price (SECEX) - BRL/Kg
jan-12
mar-12
may-12
jul-12
sep-12
nov-12
jan-13
mar-13
may-13
jul-13
sep-13
nov-13
jan-14
mar-14
may-14
jul-14
sep-14
nov-14
jan-15
mar-15
may-15
jul-15
sep-15
nov-15
jan-16
mar-16
may-16
jul-16
sep-16

Source: SECEX

Consequently, Brazil lost its global competitiveness and chicken exports have declined since July. Moreover, we note that regions such as Saudi Arabia, Europe, and Russia have reduced import volumes due to the levels of local inventory, and China/Hong Kong and Southeast Asia have increased import volumes.

Volume exports - L3M y/y		Volume imports - L3M y/y			
Main Exporters		Main Exporters		Secondary Importers	
Brazil	-7.6%	Japan	0.6%	SE Asia	54.5%
USA	7.5%	Saudi Arabia	-16.7%	Asia	-17.1%
EU 28	17.6%	Middle East	1.2%	Central America	15.3%
Thailand	7.6%	EU 28	2.3%	North America	-16.0%
Turkey	7.5%	China & HK	61.0%	South America	17.9%
Others	-5.1%	Russia	-23.1%	Europe	-31.2%

Source: Trademap

As a result of the low profitability of Brazilian chicken producers, set forth in the chart below ("Chicken price/Feed cost"), the placement of one-day chick has been continuously declining. According to data from APINCO, the average daily placement of one-day chick in September decreased by 12% compared to the peak in 2015. On its turn, this decrease has already started to result in a decreased production of chicken and a subsequent improvement in the "Chicken price/Feed cost" ratio. Also according to APINCO, the production of chicken decreased by 6% y/y in, both, August and September of 2016.

INDUSTRY SCENARIO AND DYNAMICS

Chiken price/feed ratio vs. chicken placement growth


3.00
2.80
2.60
2.40
2.20
2.00
1.80
1.60
1.40
1.20
1.00
10%
5%
0%
-5%
-10%
-15%
Chicken price/feed cost (R$/Kg)
Average
One-day chicken placement (L3M y/y)
jan-12
mar-12
may-12
jul-12
sep-12
nov-12
jan-13
mar-13
may-13
jul-13
sep-13
nov-13
jan-14
mar-14
may-14
jul-14
sep-14
nov-14
jan-15
mar-15
may-15
jul-15
sep-15
nov-15
jan-16
mar-16
may-16
jul-16
sep-16

Source: SECEX, JOX, Bloomberg, ABPA, APINCO

Note: Chicken price = 70% domestic price + 30% export price

In summary, the scenario remains challenging, but there is solid evidence of a reversal of the cycle, even though at a slower pace than initially expected. Market indicators point to an improvement in the industry scenario as a result of (i) the recovery of Brazil's competitiveness as a world producer of chicken, with the corn prices returning to normal levels by mid-2017, and (ii) an increased balance in the supply of chicken in Brazil during the next quarters.

3Q16 CONSOLIDATED RESULT

Net Operating Revenues (NOR)

In 3Q16, the consolidated net operating revenues of BRF totaled R$8.5 billion, remaining stable compared to 2Q16. Volumes increased (+3.4% q/q), both in terms of in-natura products (+3.5% q/q), and processed products (+2.3% q/q). However, our average price decreased by 3.4% q/q, negatively affected by the exchange rate variation in the international market (7.5% appreciation of the Real against the U.S. dollar) and a deterioration of the mix of products and channels in Brazil, together with a significant increase in sales at promotional prices due to the shelf life of products in inventory (FIFO effect).

Volumes - thousand tons	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Poultry (In Natura)	462	495	490	1,447	477	501	519	1,497	5.8%	3.4%
Pork and Others (In Natura)	53	70	75	198	85	87	90	262	20.4%	32.5%
Processed foods	499	518	523	1,541	466	504	515	1,485	(1.6%)	(3.6%)
Others Sales	47	36	53	136	69	79	87	235	65.4%	72.7%
Total	**1,061**	**1,120**	**1,141**	**3,322**	**1,097**	**1,171**	**1,211**	**3,480**	**6.1%**	**4.7%**
NOR - R$ Million	**7,048**	**7,913**	**8,281**	**23,242**	**8,120**	**8,515**	**8,508**	**25,143**	**2.7%**	**8.2%**
Average Price (NOR)	6.64	7.07	7.26	7.00	7.40	7.27	7.02	7.23	(3.2%)	3.3%

3Q16 CONSOLIDATED RESULT

Gross Profit

The challenges faced by our industry and the idleness of plants were reflected in our results, and our gross margin declined 0.4p.p. q/q to 22.1% in 3Q16. The idleness generated a total negative impact of R$112 million in the 3Q16 (versus R$164 million in the 1H16 and versus R$50 million in the 3Q15).

Notwithstanding the negative industry impact on our gross margin, we were able to mitigate approximately R$984 million out of a total potential impact of the cycle of R$2.5 billion in the first nine months of the year, i.e., a mitigation of approximately 40%. In relation to grains, in 9M16, we were able to mitigate approximately R$480 million out of a potential impact of R$2 billion at market prices. This is the result of higher efficiency in our purchase and hedge strategy for grains, as well as an improvement in the nutritional formula of animal feed and feed conversion ratio of poultry and swine. Additionally, we were able to mitigate R$504 million of the impact of the decrease in prices in U.S. dollar in the international market (SECEX: -9.2% 9M16/9M15), based on our commercial spread strategy, pricing, and management of the exchange rate variation. We continue focused in improve our management on these issues.

Gross Profit - R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Gross Profit	2,164	2,525	2,601	7,290	2,031	1,918	1,884	5,833	(27.6%)	(20.0%)
Gross Margin (%)	30.7%	31.9%	31.4%	31.4%	25.0%	22.5%	22.1%	23.2%	(9.3) p.p.	(8.2) p.p.

Cycle mitigation	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Corn R$/Bag	*24.12*	*23.00*	*24.53*	*23.88*	*37.75*	*47.99*	*41.82*	*42.60*	*70.5%*	*78.4%*
Soybean meal R$/Kg	*1.13*	*1.06*	*1.27*	*1.16*	*1.26*	*1.39*	*1.38*	*1.34*	*8.7%*	*16.0%*
Potential impact at market prices (R$, mn)	-	-	-	-	460	936	610	2,006	-	-
Actual impact for BRF (R$, mn)	-	-	-	-	431	608	487	1,526	-	-
Mitigation on grains impact (R$, mn)	**-**	**-**	**-**	**-**	**(29)**	**(328)**	**(123)**	**(480)**	**-**	**-**
Average price for Brazilian Chicken export (US$/kg)	1.63	1.67	1.63	1.64	1.37	1.49	1.61	1.49	(1.4%)	(9.2%)
Mitigation on international prices impact (R$, mn)	**-**	**-**	**-**	**-**	**70**	**(229)**	**(345)**	**(504)**	**-**	**-**
Total mitigation for BRF (R$, mn)	**-**	**-**	**-**	**-**	**41**	**(557)**	**(468)**	**(984)**	**-**	**-**

Source: BRF; Safras&Mercados, Secex

Note: The market price (corn and soybean meal) is calculated based on the weighted average in the areas of consumption of BRF

3Q16 CONSOLIDATED RESULT

Operating Expenses

In 3Q16, SG&A increased by 1.5% q/q primarily due to: (i) the full integration of recently-acquired companies (AKF, Campo Austral, and Calchaquí); and (ii) an additional expense of R$37 million regarding the Olympic Games. Notwithstanding these additional impacts, our expenses remained under control, primarily due to our Zero-Based Budgeting (ZBB) program, whose initiatives we highlight: (i) improved product distribution routing; (ii) internal policies regarding control of expenses; and (iii) the new freight payment model.

Excluding the impact of the Olympic Games, our SG&A would reach 15.9% as a percentage of NOR, the lowest level since the end of 2014.

Operating Expenses - R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Selling Expenses	(1,084)	(1,154)	(1,237)	(3,475)	(1,208)	(1,230)	(1,255)	(3,692)	1.4%	6.2%
% of the NOR	(15.4%)	(14.6%)	(14.9%)	(15.0%)	(14.9%)	(14.4%)	(14.7%)	(14.7%)	0.2 p.p.	0.3 p.p.
General and Administrative Expenses	(108)	(115)	(143)	(366)	(134)	(142)	(138)	(414)	(3.8%)	13.2%
% of the NOR	(1.5%)	(1.5%)	(1.7%)	(1.6%)	(1.6%)	(1.7%)	(1.6%)	(1.6%)	0.1 p.p.	0.0 p.p.
Operating Expenses	**(1,191)**	**(1,269)**	**(1,381)**	**(3,841)**	**(1,341)**	**(1,372)**	**(1,393)**	**(4,107)**	**0.9%**	**6.9%**
% of the NOR	(16.9%)	(16.0%)	(16.7%)	(16.5%)	(16.5%)	(16.1%)	(16.4%)	(16.3%)	0.3 p.p.	0.2 p.p.

Other Operating Results

In 3Q16, the Company's Other Operating Results totaled an expense of R$32 million. Again, an amount that was not significant.

Other Operating Results - R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Other Operating Revenues	15	30	191	236	47	89	79	215	(58.6%)	(9.0%)
Other Operating Expenses	(288)	(219)	(400)	(907)	(93)	(111)	(111)	(315)	(72.2%)	(65.2%)
Other Operating Results	(273)	(189)	(209)	(671)	(46)	(22)	(32)	(100)	(84.6%)	(85.1%)
% of the NOR	(3.9%)	(2.4%)	(2.5%)	(2.9%)	(0.6%)	(0.3%)	(0.4%)	(0.4%)	2.1 p.p.	2.5 p.p.

3Q16 CONSOLIDATED RESULT

EBIT

The adverse industry scenario continued to affect our result in 3Q16, primarily due to the exchange rate appreciation, and the contraction in demand as well as the category down trade in Brazil, together with the idleness and FIFO effects. Accordingly, consolidated EBIT totaled R$469 million in 3Q16, and EBIT margin decreased by 0.7 p.p. q/q.

EBIT - R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Gross Profit	2,164	2,525	2,601	7,290	2,031	1,918	1,884	5,833	(27.6%)	(20.0%)
Operating Expenses	(1,191)	(1,269)	(1,381)	(3,841)	(1,341)	(1,372)	(1,393)	(4,107)	0.9%	6.9%
Other Operating Results	(273)	(189)	(209)	(671)	(46)	(22)	(32)	(100)	(84.6%)	(85.1%)
Equity Income	(59)	(8)	(43)	(110)	12	5	9	26	-	-
EBIT	641	1,058	969	2,668	655	529	469	1,652	(51.7%)	(38.1%)
EBIT Margin (%)	9.1%	13.4%	11.7%	11.5%	8.1%	6.2%	5.5%	6.6%	(6.2) p.p.	(4.9) p.p.

Financial Result

Financial result is a combination of a number of factors. In order to provide a better understanding, we classified it under the following main categories: (i) net interest on debt/investments; (ii) adjustment to present value of assets and liabilities; (iii) interest on and/or adjustment for inflation of assets/liabilities, taxes, commissions; and (iv) exchange rate variation, among others. In 3Q16, net financial expenses totaled R$425 million, as follows:

(i) Net interest totaled R$371 million, representing an increase of R$77 million compared to R$294 million in 2Q16. This increase is primarily due to: (i) an increase in average net debt of R$657 million and a decrease in cash in Brazil of R$562 million, whose impacts totaled approximately R$35 million; and (ii) the premium paid (difference in relation to the par value) for the Tender Offer of the Bonds (2020 and 2022) conducted in September, totaling R$32 million;

(ii) Adjustment to present value totaled R$106 million compared to R$85 million in 2Q16, primarily due to the increase in purchases and inventories of corn during the second corn crop (safrinha) in the Center-west region of Brazil and due to the implementation of a fortnightly payment policy to suppliers;

(iii) Interest, adjustment for inflation and others totaled R$1 million compared to R$84 million in 2Q16. The two main variations in the quarterly comparison are: (i) no payment of income tax on the interest of the bonds in the amount of R$27 million; and (ii) the positive non-recurring impact of R$43 million from tax credits;

(iv) Exchange rate variation and others totaled a positive impact of R$54 million compared to a negative impact of R$39 million in 2Q16.

R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Financial Income	1,877	(345)	1,700	3,232	953	834	96	1,883	(94.4%)	(41.7%)
Financial Expenses	(1,984)	(311)	(2,225)	(4,521)	(1,557)	(1,338)	(521)	(3,416)	(76.6%)	(24.4%)
Net Financial Result	(108)	(657)	(525)	(1,289)	(604)	(504)	(425)	(1,533)	(19.1%)	18.9%

3Q16 CONSOLIDATED RESULT

Net Income

Our net income totaled R$18.1 million, negatively affected by the operating performance in 3Q16.

R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Lucro Líquido	462	364	687	1,513	39	31	18	88	(97.4%)	(94.2%)
Margem Líquida (%)	6.5%	4.6%	8.3%	6.5%	0.5%	0.4%	0.2%	0.3%	(8.1) p.p.	(6.2) p.p.
Earnings per share[1]	0.54	0.43	0.83	1.82	0.05	0.04	0.02	0.11	(97.3%)	(94.0%)

EBITDA

EBITDA - R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Net Income	462	364	687	1,513	39	31	18	88	(97.4%)	(94.2%)
Income Tax and Social Contribution	72	29	(235)	(134)	9	8	27	45	-	-
Net Financial	108	657	525	1,289	604	504	425	1,533	(19.1%)	18.9%
Depreciation and Amortization	310	330	332	973	372	401	415	1,189	25.0%	22.2%
EBITDA	951	1,380	1,309	3,640	1,025	944	886	2,854	(32.4%)	(21.6%)
EBITDA Margin (%)	13.5%	17.4%	15.8%	15.7%	12.6%	11.1%	10.4%	11.4%	(5.4) p.p.	(4.3) p.p.

PERFORMANCE BY REGION

Results by region 3Q16	Total	Brazil	MENA	Asia	Europe/ Eurasia	LATAM	Africa	Other Segments	Corporate
Volume (Thousand Tons)	1,211	516	233	198	103	68	47	47	-
NOR (R$, Million)	8,508	3,666	1,562	1,288	963	550	191	288	-
Average Price NOR - R$	7.02	7.11	6.69	6.49	9.38	8.11	4.09	6.18	-
Gross Profit (R$, Million)	1,884	953	395	258	95	130	37	17	
Gross Margin (%)	22.1%	26.0%	25.3%	20.0%	9.8%	23.6%	19.3%	5.8%	-
EBIT (R$, Million)	469	221	69	139	-21	39	5	1	15
EBIT Margin (%)	5.5%	6.0%	4.4%	10.8%	-2.2%	7.1%	2.5%	0.5%	-
EBITDA (R$, Million)	886	397	171	184	32	68	16	2	15
EBITDA Margin (%)	10.4%	10.8%	11.0%	14.3%	3.4%	12.4%	8.2%	0.8%	-

PERFORMANCE BY REGION BRAZIL

The domestic market scenario remains highly challenging. On one hand, competition is more rational; on the other hand, the consumption profile continues to deteriorate. Demand continues to contract, primarily in the categories with higher added value. According to the most recent Nielsen survey (4Bi16), for example, the ready-to-eat meals market contracted again (-4% compared to 3Bi16), even though it had already significantly declined in 3Bi16 (-9% compared to 1Bi16).

Notwithstanding this macroeconomic scenario, we made another price increase in September of 3.5% on average. This increase was conducted on a selective and granular basis in terms of category, channel, and region.

Notwithstanding the contracted demand, NOR from the region increased by 2.8% q/q and totaled R$3,666 million. This increase is due to an increase of 4% q/q in terms of volumes, primarily regarding in-natura products, and the optimization of discount levels in the supermarkets/hypermarkets channel. In relation to processed products: (i) volumes were marginally higher compared to 2Q16; and (ii) we continued to see a larger down trade in categories, with an impact of approximately R$143 million concerning FIFO effect discounts in the quarter (versus R$207 million in 1H16 and versus R$89 million in 3Q15).

We continue to work hard to reduce expenses and, notwithstanding the additional impact of the Olympic Games, we were able to maintain the same expenses as % of NOR of the previous quarter.. Accordingly, EBITDA from the region increased (7.4%) to R$397 million, representing an increase of approximately 0.4 p.p. in margin in the quarterly comparison.

3Q16 also marked the end of the rollout of our new segmentation model and Go-to-Market (GTM) strategy. With this new segmentation, we are improving our service level (according to the indicators of our clients) while we reduce our cost to serve (decrease of 3.4% y/y in variable expenses/kg). The results of the supermarkets/hypermarkets channel are already noticeable and the level of satisfaction of our three main clients on this channel is above 85%. The small retail channel represents a bigger challenge as this channel includes smaller clients who were significantly affected by the economic crisis and credit restriction, as well as the migration of consumers to the cash & carry channel. Although we significantly improved our execution and positioning in the cash & carry channel, which has already been providing positive results, profitability is still below that of the small retail channel.

Innovation continues to be one of our major focus, whose role is to protect categories that are more basic and volumetric, in addition to provide growth to more profitable and new categories. In 2016, we launched more than 25 new products, and pace of launchings should accelerate in the next years.

Brazil	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Volume (Thousand Tons)	538	537	554	1,629	484	495	516	1,495	(6.9%)	(8.2%)
Poultry (In Natura)	102	94	94	290	92	76	97	266	3.1%	(8.3%)
Pork and Others (In Natura)	24	27	24	76	24	26	23	74	(5.4%)	(2.5%)
Processed foods	403	421	424	1,248	357	381	382	1,120	(9.9%)	(10.2%)
Others Sales	9	(5)	11	15	11	11	13	35	18.1%	136.4%
Net Operating Revenues (R$, Million)	3.626	3.763	3.740	11.130	3.541	3.566	3.666	10.772	(2.0%)	(3.2%)
Average price (R$/Kg)	6.74	7.01	6.75	6.83	7.31	7.20	7.11	7.20	5.3%	5.4%
Gross Profit (R$, Million)	1,192	1,233	1,131	3,556	1,031	912	953	2,896	(15.7%)	(18.5%)
Gross Margin (%)	32.9%	32.8%	30.2%	31.9%	29.1%	25.6%	26.0%	26.9%	(4.2) p.p.	(5.1) p.p.
EBIT (R$, Million)	355	427	273	1.055	334	202	221	757	(19.1%)	(28.2%)
EBIT Margin (%)	9.8%	11.4%	7.3%	9.5%	9.4%	5.7%	6.0%	7.0%	(1.3) p.p.	(2.5) p.p.
EBITDA (R$, Million)	494	566	412	1,473	485	370	397	1,253	(3.6%)	(15.0%)
EBITDA Margin (%)	13.6%	15.0%	11.0%	13.2%	13.7%	10.4%	10.8%	11.6%	(0.2) p.p.	(1.6) p.p.

PERFORMANCE BY REGION BRAZIL

Market Share

Compared to the last survey from Nielsen, BRF's market share decreased by 0.4 p.p. overall, primarily due to Margarines, in line with the strategy to improve the profitability of this category. Again, we highlight the ready-to-eat meals sub-category, whose market share increased by 1.1 p.p. compared to the last survey.



Share Valor - Last Survey 2016
61.3%
38.1%
59.1%
63.4%
56.6%
Ready Made Dishes
Filled
Cold Cuts
Margarines
Total

Source: Nielsen Bimonthly Retail – Margarines and Ready-made Dishes (Jun/Jul survey); Filled and Cold Cuts (Jul/Aug survey)

PERFORMANCE BY REGION
MIDDLE EAST/NORTH OF AFRICA (MENA)

NOR from the MENA region totaled R$1,562 million in 3Q16 (-2.4% q/q) due to a decrease of 3.3% in volumes resulting from the seasonality of the Summer/Vacations period. On the other hand, the scenario of prices in U.S. dollars in the region has been gradually improving and, even with an exchange rate appreciation of 7.4%, we were able to increase average prices by 0.9% q/q.

However, increased pressure from SG&A due to higher expenses with marketing and with the expansion of own distribution operations in the region pressured our EBITDA margin to 11% in 3Q16.

In 3Q16, direct distribution operations in the region accounted for 53.5% of total volume (+3 p.p. q/q), representing 85% of the gross profit from the region, and with an average gross margin of 22 p.p. higher compared to the CFR business (direct exports from Brazil).

The Sadia brand continued to innovate in the region. We introduced a new line of breaded products (Zinger), produced in Thailand, reinforcing the synergy of our global network, and the first results were positive. IQF (Individually Quick Frozen) is another important example: it was launched in 2015 and today it is the main chicken cut product in the region. IQF was one of the main responsible for increasing our market share to 58% in this category (last full BRF survey) and, alone, it already represents 23% of the chicken cuts category, with a 15% premium price on the regular line.

Local production continues to be an important growth driver, in which the volume of processed products increased by 60% y/y. We already are the leaders in different segments and regions. The recent acquisition we made in Malaysia adds to the structure and leverages the volume of processed products of the recently-established Sadia Halal.

In terms of market share in the Gulf region, we highlight the transaction in Oman (whose acquisition was completed in 2Q16), which had a significant growth with the Sadia brand (an increase of approximately 11 p.p. compared to the beginning of the year). In the GCC countries, the market share of Sadia products in July was as follows: (i) Griller (in-natura lightweight chicken): 34%; (ii) Chicken cuts: 54%; (iii) Hamburger & Breaded: 19%; and (iv) Chicken franks: 47%.

MENA	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Volume (Thousand Tons)	218	233	233	685	227	241	233	701	0.0%	2.4%
Poultry (In Natura)	203	221	221	645	208	222	214	644	(3.0%)	(0.2%)
Pork and Others (In Natura)	0	1	1	2	1	1	1	2	(2.7%)	23.7%
Processed foods	14	12	11	38	18	19	18	55	59.8%	46.2%
Net Operating Revenues (R$, Million)	1,343	1,579	1,677	4,600	1,584	1,600	1,562	4,745	(6.9%)	3.2%
Average price (R$/Kg)	6.16	6.76	7.19	6.72	6.99	6,63	6.69	6.77	(6.9%)	0.7%
Gross Profit (R$, Million)	397	579	667	1,643	447	405	395	1.248	(40.7%)	(24.1%)
Gross Margin (%)	29.6%	36.7%	39.7%	35.7%	28.2%	25.3%	25.3%	26.3%	(14.4) p.p.	(9.4) p.p.
EBIT (R$, Million)	155	320	356	832	123	137	69	329	(80.6%)	(60.5%)
EBIT Margin (%)	11.6%	20.3%	21.2%	18.1%	7.8%	8.5%	4.4%	6.9%	(16.8) p.p.	(11.2) p.p.
EBITDA (R$, Million)	224	401	454	1.079	214	244	171	628	(62.3%)	(41.8%)
EBITDA Margin (%)	16.7%	25.4%	27.1%	23.5%	13.5%	15.2%	11.0%	13.2%	(16.1) p.p.	(10.2) p.p.
Export Volume of Brazil (CFR)*	114	116	124	354	106	119	108	334	(12.4%)	(5.5%)
% in total volume	52.2%	49.7%	53.1%	51.6%	46.8%	49.5%	46.5%	47.7%	(6.6) p.p.	(4.0) p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION

ASIA

In Asia, NOR totaled R$1,288 million, representing a change of level in the annual comparison (+68.5% y/y), primarily due to the successful consolidation of BRF Thailand, overcoming the initial expectations, and the expansion of volumes in China (new qualified plants) and Southeast Asia. In the quarterly comparison, we also highlight the increase of 10.2% in volumes due to: (i) an increase of 39% in volumes to China, as a result of the development of new products and the expansion of volumes at qualified plants; (ii) an increase in volumes at BRF Thailand, influenced by the commercial synergies and industrial development; and (iii) the development of new markets, such as Malaysia and Vietnam.

In 3Q16, our EBITDA margin from the region reached 14.3%, representing a decrease of 2.4 p.p. q/q. In spite of the increase in volumes and the gradual recovery of prices in U.S. dollars in some markets, the exchange rate appreciation affected our prices in Reais (-7.4% q/q). It is worth mentioning that the dynamics of prices in Japan remains challenging and was negatively affected by high local inventories. On the other hand, our operating expenses in the region remained stable in the quarterly comparison due to a corporate spending restraint in order to maintain the investments in local presence and distribution and, in line with our strategy to develop a business model in Asia that allows us to get closer to end consumers.

Ásia	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Volume (Thousand Tons)	111	126	108	345	161	180	198	539	83.1%	56.0%
Poultry (In Natura)	100	114	96	310	116	128	138	383	43.9%	23.3%
Pork and Others (In Natura)	9	9	10	28	17	16	18	52	79.4%	81.8%
Processed foods	2	3	2	7	7	9	10	26	340.9%	290.4%
Others Sales	0	0	0	0	20	26	32	78	-	-
Net Operating Revenues (R$, Million)	745	899	764	2,408	1,071	1,261	1,288	3,620	68.5%	50.3%
Average price (R$/Kg)	6.70	7.14	7.06	6.97	6.67	7.01	6.49	6.72	(8.0%)	(3.6%)
Gross Profit (R$, Million)	258	312	246	816	212	280	258	749	4.9%	(8.1%)
Gross Margin (%)	34.7%	34.7%	32.1%	33.9%	19.8%	22.2%	20.0%	20.7%	(12.1) p.p.	(13.2) p.p.
EBIT (R$, Million)	187	232	150	569	109	164	139	412	(7.5%)	(27.5%)
EBIT Margin (%)	25.1%	25.8%	19.6%	23.6%	10.2%	13.0%	10.8%	11.4%	(8.9) p.p.	(12.2) p.p.
EBITDA (R$, Million)	226	273	190	688	155	210	184	549	(3.2%)	(20.2%)
EBITDA Margin (%)	30.3%	30.3%	24.8%	28.6%	14.5%	16.7%	14.3%	15.2%	(10.6) p.p.	(13.4) p.p.
Export Volume of Brazil (CFR)*	111	126	108	345	125	134	149	409	38.3%	18.4%
% in total volume	99.9%	99.9%	99.8%	99.9%	78.0%	74.3%	75.4%	75.8%	(24.4) p.p.	(24.0) p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION EUROPE/ EURASIA

The scenario in Europe/Eurasia is very challenging, with a significant deterioration of results in 3Q16. Although volumes remained stable in the region in the quarterly comparison, the strong depreciation of the Pound Sterling (-15.2% q/q) and the Ruble (-5.6% q/q) against the Real, related to the exit of the United Kingdom from the European Union and the macroeconomic scenario in Russia, respectively, negatively affected our NOR (-5.5% q/q), reaching R$963 million in 3Q16, and our average price.

In the Europe sub-region, in addition to the impact of the exchange rate, our result was negatively affected by an increased supply by local producers, which are not subject to quota restrictions and are carrying high levels of inventories in the market, pressuring domestic prices and margins. Consequently, our EBITDA margin decreased by 8.0 p.p. q/q.

On the other hand, in the Eurasia sub-region, due to the African swine fever that affected the Russian production, our volumes increased by +2.7% q/q, together with increased prices in Rubles. Accordingly, our EBITDA margin increased by 7.2 p.p. in the quarterly comparison.

Similarly to the MENA region, there are significant differences between direct local distribution operations and direct exports from Brazil. In 3Q16, without taking into account the Eurasia sub-region, the local distribution operations presented gross margins that were 7.3p.p. higher than direct exports operations.

Europe / Eurasia	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Volume (Thousand Tons)	72	88	100	261	93	102	103	298	2.3%	14.1%
Poultry (In Natura)	20	23	29	72	21	28	20	70	(29.8%)	(3.2%)
Pork and Others (In Natura)	10	21	28	58	29	26	27	81	(3.3%)	39.4%
Processed foods	42	45	44	131	44	48	55	147	27.4%	12.3%
Net Operating Revenues (R$, Million)	622	846	1,124	2,592	958	1.019	963	2,940	(14.3%)	13.4%
Average price (R$/Kg)	8.60	9.59	11.21	9.94	10.27	10.02	9.38	9.88	(16.3%)	(0.6%)
Gross Profit (R$, Million)	168	231	326	725	168	141	95	404	(71.0%)	(44.3%)
Gross Margin (%)	27.1%	27.3%	29.0%	28.0%	17.6%	13.8%	9.8%	13.7%	(19.2) p.p.	(14.3) p.p.
EBIT (R$, Million)	82	127	197	406	47	24	(21)	49	(110.6%)	(87.8%)
EBIT Margin (%)	13.1%	15.0%	17.6%	15.7%	4.9%	2.3%	(2.2%)	1.7%	(19.7) p.p.	(14.0) p.p.
EBITDA (R$, Million)	120	165	233	518	96	78	32	206	(86.2%)	(60.2%)
EBITDA Margin (%)	19.3%	19.4%	20.7%	20.0%	10.0%	7.7%	3.4%	7.0%	(17.4) p.p.	(13.0) p.p.
Export Volume of Brazil (CFR)*	43	52	57	152	57	59	55	171	(3.1%)	12.8%
% in total volume	59.0%	58.7%	57.0%	58.2%	61.1%	57.7%	54.0%	57.6%	(0.5) p.p.	(0.5) p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION

LATIN AMERICA (LATAM)

In the LATAM region, our volume increased by +12.3% q/q with a total NOR of R$550 million (+7.8% q/q), partially offset by lower prices due to the Real appreciation of 11,9% against Argentinian Peso in 3Q16. Our gross margin increased by 4.7 p.p. in the quarterly comparison primarily due to: (i) the consolidation of Campo Austral and Calchaquí (operations were fully integrated in the first quarter); and (ii) the increase in volumes of processed products (+11.5%) in the Southern Cone region, further increasing the share of this category in our portfolio. In 3Q16, we highlight the launching of Sadia nuggets in the Argentinian market, in which we were able to gain more than 15 p.p. of market share, reaching approximately 25% of this segment.

EBITDA from the Latam region totaled R$68 million in 3Q16 (+47.3% q/q) and EBITDA margin increased by 3.4 p.p. q/q to 12.4%. This result was driven by the integration of our acquisitions and an improvement in the mix of products and channels. Excluding the Americas sub-region, which is basically focused on the sale of in-natura products, our EBITDA increased by 63% q/q and EBITDA margin increased by 3.3 p.p., showing that BRF is in the right path by investing in the value chain, with a portfolio of brands and products that is increasingly closer to our end consumer.

LATAM	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Volume (Thousand Tons)	47	53	59	158	49	60	68	178	16.0%	12.2%
Poultry (In Natura)	14	17	20	51	15	18	16	49	(21.2%)	(5.1%)
Pork and Others (In Natura)	6	6	6	18	3	5	9	17	52.8%	(5.8%)
Processed foods	27	29	32	89	32	37	41	109	26.3%	22.9%
Net Operating Revenues (R$, Million)	0	0	0	0	0	1	2	3	-	-
Average price (R$/Kg)	394	457	565	1,416	438	511	550	1.,499	(2.5%)	5.9%
Gross Profit (R$, Million)	8.32	8.70	9.65	8.93	8.87	8.44	8.11	8.43	(16.0%)	(5.6%)
Gross Margin (%)	73	98	131	301	83	96	130	309	(0.6%)	2.7%
EBIT (R$, Million)	18.5%	21.4%	23.1%	21.3%	19.0%	18.8%	23.6%	20.6%	0.5 p.p.	(0.6) p.p.
EBIT Margin (%)	3	8	46	58	17	18	39	74	(15.3%)	28.7%
EBITDA (R$, Million)	0.7%	1.8%	8.2%	4.1%	3.9%	3.5%	7.1%	4.9%	(1.1) p.p.	0.9 p.p.
EBITDA Margin (%)	19	23	64	106	40	46	68	154	6.9%	45.0%
Export Volume of Brazil (CFR)*	4.9%	5.1%	11.3%	7.5%	9.2%	9.0%	12.4%	10.3%	1.1 p.p.	2.8 p.p.
% in total volume	8	11	12	30	12	15	15	43	33.3%	41.2%
Representatividade no volume total (%)	16.6%	20.4%	19.8%	19.2%	24.3%	25.0%	22.7%	24.0%	2.9 p.p.	4.8 p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION
AFRICA

In 3Q16, Africa delivered an increase in volume of +4.4% q/q, notwithstanding a highly challenging scenario in Angola, its main market, and a difficult macroeconomic and political scenario in many other regions due to the price of oil and other commodities. This increase reflects the efforts to strengthen our commercial relations and expand to other African regions.

Nonetheless, our NOR from Africa totaled R$191 million in 3Q16, representing a decrease of 4.0% q/q due to: (i) the appreciation of the Real; (ii) the loss of competitiveness of Brazil regarding exports of in-natura products; and (iii) higher competitive pressure from the United States and Europe. Our internal efforts to restrain expenses resulted in a significant decrease in operating expenses from the region (-14.6% q/q). Accordingly, our EBITDA margin in 3Q16 was 8.2%.

Finally, 3Q16 also marked a new stage in the development of our business model in the region with: (i) the beginning of a pilot project of distribution to traditional retail and food service channels in Angola; and (ii) the beginning of the execution of our commercial plans in Ghana and in the Democratic Republic of Congo. We also highlight the launching of a new line of canned products, our first movement towards the dry products line, specially developed for the region in order to ensure an extended expiration date (considering the shortage of cold chain) and more visibility and exposure in the retail channel.

Africa	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Volume (Thousand Tons)	35	38	41	113	37	45	47	128	13.7%	13.3%
Poultry (In Natura)	22	24	26	72	23	28	32	83	21.0%	14.5%
Pork and Others (In Natura)	4	6	6	16	6	7	7	19	15.8%	25.5%
Processed foods	9	7	9	26	8	10	8	26	(9.4%)	2.5%
Net Operating Revenues (R$, Million)	156	173	204	533	176	199	191	567	(6.3%)	6.3%
Average price (R$/Kg)	4.50	4.61	4.96	4.70	4.77	4.45	4.09	4.41	(17.6%)	(6.2%)
Gross Profit (R$, Million)	55	58	77	189	48	51	37	135	(52.0%)	(28.4%)
Gross Margin (%)	35.1%	33.3%	37.6%	35.5%	27.1%	25.5%	19.3%	23.9%	(18.3) p.p.	(11.6) p.p.
EBIT (R$, Million)	25	24	36	86	12	16	5	33	(86.8%)	(61.9%)
EBIT Margin (%)	16.2%	14.0%	17.8%	16.1%	7.0%	7.8%	2.5%	5.8%	(15.3) p.p.	(10.3) p.p.
EBITDA (R$, Million)	33	33	47	113	22	26	16	64	(66.3%)	(43.6%)
EBITDA Margin (%)	21.2%	19.3%	22.8%	21.2%	12.5%	13.0%	8.2%	11.2%	(14.6) p.p.	(10.0) p.p.
Export Volume of Brazil (CFR)*	35	38	41	113	37	45	47	128	13.7%	13.3%
% in total volume	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	0.0 p.p.	0.0 p.p.

*CFR (Cost and freight)

OTHER SEGMENTS

We included in "Other Segments" all volumes of BRF's non-core products, such as animal feed, flours, beef, etc., conducted by "Global Desk."

Other Segments	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Volume (Thousand Tons)	40	45	46	130	46	48	47	141	1.6%	7.7%
Poultry (In Natura)	0	2	3	6	1	1	1	3	(75.1%)	(56.0%)
Pork and Others (In Natura)	0	0	0	0	6	6	6	17	N/A	N/A
Processed foods	1	1	1	3	0	0	1	1	(21.0%)	(50.7%)
Others Sales	39	41	42	121	39	41	40	120	(4.7%)	(1.5%)
Net Operating Revenues (R$, Million)	163	195	206	564	353	358	288	1.000	39.9%	77.3%
Average price (R$/Kg)	4.07	4.37	4.49	4.32	7.72	7.44	6.18	7.11	37.7%	64.6%
Gross Profit (R$, Million)	20	15	25	60	42	33	17	92	(33.1%)	55.0%
Gross Margin (%)	12.3%	7.5%	12.1%	10.6%	12.0%	9.2%	5.8%	9.2%	(6.3) p.p.	(1.3) p.p.
EBIT (R$, Million)	13	4	(6)	11	28	17	1	47	(122.6%)	321.0%
EBIT Margin (%)	8.0%	2.2%	(3.0%)	2.0%	8.1%	4.8%	0.5%	4.7%	3.5 p.p.	2.7 p.p.
EBITDA (R$, Million)	13	5	(6)	12	29	18	2	50	(135.2%)	323.0%
EBITDA Margin (%)	8.0%	2.5%	(3.0%)	2.1%	8.3%	5.1%	0.8%	5.0%	3.7 p.p.	2.9 p.p.

Corporate

As mentioned in "Other Operating Results," in this quarter, no significant non-recurring events affected the Company's results.

R$ Million	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Other Operating Results	(112)	(66)	(36)	(214)	(16)	(49)	15	(50)	(142.0%)	(76.9%)
Equity Income	(67)	(20)	(48)	(135)	-	-	-	-	-	-
EBIT	(179)	(86)	(84)	(349)	(16)	(49)	15	(50)	(118.0%)	(85.8%)
EBITDA	(179)	(86)	(84)	(349)	(16)	(49)	15	(50)	(118.0%)	(85.8%)

INVESTMENTS (CAPEX)

Investments made in the quarter totaled R$641 million, of which R$438 million was invested in growth, efficiency, and support; and R$203 million was invested in biological assets.

In the accumulated for the year, we invested R$1,267 million in growth, efficiency, and support and R$571 million in biological assets, totaling R$1.838 million. We also highlight an investment of R$205 million to increase our in fixed assets through leasing agreements, capitalized interest, and intangible assets, among others.

The main projects in the quarter are, among others:

• Innovation and Quality: investments of R$66 million. We highlight the reformulation of the packaging of our products, the partnership project with Chef Jamie Oliver, the launching of new SKUs of ready-to-eat meals and margarines, and the expansion of Salamitos, among others, in addition to all investments for the maintenance and constant improvement of the quality of our products.

• Market Demand: major investments focused on supplying the Middle East with products of higher added value (griller cuts), improving the mix of processed products in Argentina (Hamburgers), and preparing plants to supply the Chinese market.

• Operational Footprint: we highlight investments to complete the optimization of the plant in Toledo, in the State of Paraná, and expand the Distribution Center in the city of Vitória do Santo Antão (according to our new logistic footprint).

FINANCIAL CYCLE

The Company's pro-forma financial cycle totaled 32.8 days in 3Q16 vs. 37.1 days in 2Q16 (an improvement of 4.3 days). Compared to 3Q15, the Company's financial cycle improved by 6.0 days.

The decrease in the Company's financial cycle is due to the improvements in accounts payable, as a result of the projects implemented throughout 3Q16 (fortnightly payment policy, for example). This improvement was partially reduced by increases in inventories, which are seasonally affected by the restocking of grains (safrinha) and the increase in the inventory of finished products in Brazil (festive products).

Financial Cycle - (Accounts Receivable + Inventories – Accounts Payable)



58.4
57.4
56.2
49.5
41.8
36.4
41.1
36.9
32.6
34.4
38.8
34.3
37.7
37.1
32.8
14.8%
14.6%
14.0%
13.0%
11.0%
9.8%
10.8%
10.1%
8.8%
9.5%
10.8%
10.3%
10.8%
10.8%
8.9%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
3 Accounts / NOR
Financial Cycle

MANAGERIAL FREE CASH FLOW

In order to provide more transparency and quality to the information disclosed, in addition to a better understanding of the Company's results to our investors and stakeholders, as of 2Q16, we have been reporting the managerial view of the Company's Free Cash Flow. The information presented herein is derived from the Quarterly Financial Information.

The generation of operating cash flow totaled R$1,419 million in 3Q16, driven by a positive EBITDA of R$886 million and positive variation in working capital and other balance sheet items. This generation of cash met our Capex requirements in the quarter, which totaled R$641 million. Accordingly, the generation of cash flow after investments totaled R$778 million, showing a strong resilience of the Company's cash generation even during the difficult times we are facing.

The impact of the financial result and exchange rate variations on the cash flow in the quarter totaled an expense of R$763 million. Moreover, the Company paid dividends in the amount of R$460 million in 3Q16 and obtained net variation on debt in the amount of R$1,586 million (issuance of new bonds and buyback of the previous ones).

Evolution of Cash Generation (Operating Cash Flow – Capex) – R$MM


975
844
414
562
(232)
113
778
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16

MANAGERIAL FREE CASH FLOW

Managerial Free Cash Flow (R$ million)	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16
EBITDA	951	1,380	1,522	3,853	1,025	944	886	2,854
Other cash adjustments	65	66	57	188	49	8	58	114
EBITDA Cash	**1,016**	**1,446**	**1,579**	**4,041**	**1,074**	**951**	**943**	**2,968**
Δ Working Capital & Others	250	(87)	(534)	(371)	(698)	(43)	475	(266)
Δ Accounts Receivable	484	(305)	(473)	(295)	946	(35)	419	1,330
Δ Inventories	(465)	(142)	(689)	(1,296)	(380)	(265)	(582)	(1,227)
Δ Suppliers	380	325	751	1,456	(445)	381	640	577
Others	(149)	35	(123)	(237)	(819)	(124)	(3)	(946)
Cash Flow from Operating Activities	**1,266**	**1,359**	**1,045**	**3,670**	**375**	**908**	**1,419**	**2,702**
Capex	(292)	(515)	(631)	(1,438)	(608)	(795)	(641)	(2,044)
M&A (Aquisition and Receivable from Disposals of Property, Plant and Equipment)	104	(171)	2,101	2,035	(2,088)	(595)	27	(2,656)
Cash Flow from Investing Activities	**(188)**	**(686)**	**1,471**	**597**	**(2.696)**	**(1,390)**	**(614)**	**(4,700)**
Financial Results and FX Variations	(804)	(139)	(1,951)	(2,894)	353	(53)	(763)	(463)
Treasury Shares Acquisition/Disposal	(1,009)	(255)	(1,137)	(2,402)	(179)	(360)	0	(538)
Dividends and Interest on Shareholders' Equity Paid	(463)	-	(426)	(889)	(663)	-	(460)	(1,123)
Debt Variation	1,531	(1,614)	4,211	4,129	2,060	(53)	1,586	3,592
Cash Flow from Financing Activities	**(745)**	**(2,008)**	**697**	**(2,056)**	**1,571**	**(466)**	**363**	**1,467**
Cash Variation	**333**	**(1,335)**	**3,213**	**2,211**	**(749)**	**(948)**	**1,167**	**(531)**
Cash and cash equivalents - initial	6,815	7,148	5.813	6,815	8,509	7,760	6,811	8,509
Cash and cash equivalents - final	7,148	5,813	9,026	9,026	7,760	6,811	7,979	7,979
Total Debt - initial	11,847	13,378	11,764	11,847	15,846	17,905	17,852	15,846
Total Debt - final	13,378	11,764	15,975	15,975	17,905	17,852	19,438	19,438
Net Debt	**6,230**	**5,951**	**6,949**	**6,949**	**10,146**	**11,041**	**11,459**	**11,459**

INDEBTEDNESS

The Company's net debt totaled R$11.5 billion in 3Q16, compared to R$11.0 billion in 2Q16. The quarterly increase of R$418 million was primarily due to the payment of dividends/ interest on shareholders' equity in the amount of R$460 million.

Accordingly, the Company's pro-forma net debt/EBITDA ratio (in the past 12 months) was 2.36x in 3Q16, compared to 1.99x in 2Q16. It is worth noting that this ratio takes into account the EBITDA of the past 12 months of the acquired companies.

In 2016, the increase in the Company's net debt is due to M&A transactions, buyback of shares and distribution of dividends. Excluding these factors, the Company's net debt is below the Company's net debt as of December 2015 and the Company's net debt/EBITDA ratio is 1.47x.

R$ Million	09.30.2016			12.31.2015	
Debt	**Current**	**Non-Current**	**Total**	**Total**	**Δ%**
Local Currency	(1,752)	(5,271)	(7,024)	(3,820)	83.9%
Foreign Currency	(3,240)	(9,174)	(12,414)	(12,026)	3.2%
Gross Debt	**(4,992)**	**(14,445)**	**(19,437)**	**(15,846)**	**22.7%**
Cash Investments					
Local Currency	2,016	693	2,708	1,711	58.3%
Foreign Currency	5,124	146	5,270	6,799	(22.5%)
Total Cash Investments	7,140	839	7,979	8,509	(6.2%)
Net Debt	**2,147**	**(13,606)**	**(11,459)**	**(7,337)**	**56.2%**
Exchange Rate Exposure - US$ Million	-	-	7	(40)	(117.2%)

Total Gross Indebtedness in the amount of R$19,437 million, as set forth above, includes total financial indebtedness, plus other financial liabilities in the amount of R$828 million, according to Note 23 of the ITR as of and for September 30, 2016.

Evolution of Net Debt/EBITDA



6.230
5.951
6.949
7.337
10.146
11.041
11.459
1,26
1,12
1,24
1,28
1,69
1,99
2,36
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
Net Debt
Net Debt/EBITDA (pro-forma)

INDEBTEDNESS


Net Debt Quarterly Variation - R$MM
11.041
943
475
641
763
11.026
27
460
11,.459
Net Debt Jun 16
EBTIDA Cash
Working Capital + Others
Capex
Financial Results and FX Variations
Net Debt Sep 16 (ex. M&A* & Treasury Shares Acquisition/Disposal and Dividends)
M&A
Treasure Shares Acquisition/ Disposal and Dividends
Net Debt Sep 16


Net Debt Accumulated Variation - 9M2016 – R$MM
= Net Debt / EBTIDA LTM
1,28x
7.337
2.968
266
2.044
463
1,47x
7.142
2.656
1.662
2,36x
11.459
Net Debt Dec 15
EBTIDA Cash
Working Capital + Others
Capex
Financial Results & FX Variations
Net Debt Sep 16 (ex. M&A* & Treasury Shares Acquisition/Disposal and Dividends)
M&A
Treasury Shares Acquisition/ Disposal and Dividends
Net Debt Sep 16

Slaughtering and Production

Production	1Q15	2Q15	3Q15	9M15	1Q16	2Q16	3Q16	9M16	Variation 3Q16/3Q15	Variation 9M16/9M15
Poultry Slaughter (Million Heads)	407	421	448	1.276	428	434	430	1,292	(4.1%)	1.2%
Hog Slaughter (Thousand Heads)	2,209	2,287	2,464	6,959	2,414	2,318	2,387	7,120	(3.1%)	2.3%
Cattle Slaughter (Thousand Heads)	38	38	37	113	38	36	38	112	1.5%	(0.8%)
Production (Thousand Tons)	1,090	1,091	1,112	3,293	1,019	1,074	1,098	3,190	(1.3%)	(3.1%)
Meats	978	961	991	2,931	915	953	968	2,836	(2.3%)	(3.2%)
Other Processed Products	112	130	121	362	104	121	129	354	7.2%	(2.3%)
Feed and Premix (Thousand Tons)	2,589	2,622	2,637	7,848	2,551	2,660	2,623	7,833	(0.5%)	(0.2%)

Social Balance and Appreciation of the Human Capital

BRF continuously seeks to capture synergies and efficiencies in its operations. The Company relies on the strategic location of its 35 plants in Brazil; 10 industrial units in Argentina, 2 in Europe (England and Holland), 5 in Thailand, 1 in Malaysia, and 1 in the United Arab Emirates (Abu Dhabi); 20 distribution centers in Brazil and 21 abroad; and 27 offices in international markets, in addition to Transit Shift Points (TSPs), poultry farms and sales branches. The Company currently has approximately 105 thousand employees in the world, focused on the continuous improvement of quality indicators, level of service, and performance of their jobs.

We have been working for the past three years on the values, principles and empowerment of our employees in order to allow them to become activists and multipliers of the Viva BRF culture. In 2016, we took another important step to establish our transformation journey: we launched the #FeedingTheWorld institutional campaign, gathering everything that we accomplished and presenting to the whole world a little of our purpose as a Company.

In parallel, we are beginning to build our vision for the future, which will infuse the Company's goals and targets for the next years. This project, which we call Food Vision, will be the expression of our real intention to transform and our purpose and impact as an organization in the communities in which we operate.

SSMA

The Health, Safety and Environment Management (Saúde, Segurança e Meio Ambiente – SSMA) continues to focus on the reduction of occupational accidents and has been consolidating its performance at each year. In 3Q16, the occupational accidents rate with leave was 0.86 compared to 2.59 in 3Q15, representing a 67% decrease.

Relationship with Independent Auditors

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services not related to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, in the nine-month period ended September 30, 2016, Ernst & Young Auditores Independentes S.S. was engaged to provide services that were not related to external audit (comfort letter for the issuance of Senior Notes and advisory services regarding the identification of the root causes of disruptions in the Distribution Centers and shelves, and recommendation of an action plan to reduce such disruptions), representing approximately 30.4% of the amount of consolidated fees relating to the external audit services provided to BRF and its subsidiaries. Ernst & Young Auditores Independentes S.S. informed us that the provision of such services did not affect its independence and objectivity due to the definition of scope and performed procedures.

Pursuant to CVM Instruction No. 480/09, management, in the meeting held on October 27, 2016, represents that it discussed, reviewed, and agreed with the information expressed in the review report of independent auditors on the financial information for 3Q16.

Disclaimer

The representations included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

P&L

Financial Statement - R$ Million	3Q16	3Q15	y/y	2Q16	t/t
Net Operating Revenues	**8,508**	**8,281**	**2.7%**	**8,515**	**(0.1%)**
Cost of Sales	(6,623)	(5,680)	16.6%	(6,596)	0.4%
% of the NOR	(77.9%)	(68.6%)	(9.3) p.p.	(77.5%)	(0.4) p.p.
Gross Profit	**1,884**	**2,601**	**(27.6%)**	**1,918**	**(1.8%)**
% of the NOR	22.1%	31.4%	(9.3) p.p.	22.5%	(0.4) p.p.
Operating Expenses	**(1,393)**	**(1,381)**	**0.9%**	**(1,372)**	**1.5%**
% of the NOR	(16.4%)	(16.7%)	0.3 p.p.	(16.1%)	(0.3) p.p.
Selling Expenses	**(1,255)**	**(1,237)**	**1.4%**	**(1,230)**	**2.0%**
% of the NOR	(14.7%)	(14.9%)	0.2 p.p.	(14.4%)	(0.3) p.p.
Fixed	(856)	(807)	6.1%	(798)	7.3%
Variable	(399)	(431)	(7.5%)	(432)	(7.8%)
General and Administrative Expenses	**(138)**	**(143)**	**(3.8%)**	**(142)**	**(3.0%)**
% of the NOR	(1.6%)	(1.7%)	0.1 p.p.	(1.7%)	0.0 p.p.
Honorary of our Administrators	(7)	(6)	11.5%	(7)	(2.4%)
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(131)	(137)	(4.5%)	(135)	(3.0%)
% of the NOR	(1.5%)	(1.7%)	0,1 p.p.	(1.6%)	0.0 p.p.
Operating Income	**492**	**1,220**	**(59.7%)**	**546**	**(10.0%)**
% of the NOR	5.8%	14.7%	(9.0) p.p.	6.4%	(0.6) p.p.
Other Operating Results	**(32)**	**(209)**	(84.6%)	**(22)**	**47.7%**
Equity Income	**9**	**(43)**	**(121.1%)**	**5**	**96.1%**
EBIT	**469**	**969**	**(51.7%)**	**529**	**(11.4%)**
% of the NOR	5.5%	11.7%	(6.2) p.p.	6.2%	(0.7) p.p.
Net Financial Income	**(425)**	**(525)**	**(19.1%)**	**(504)**	**(15.7%)**
Income before Taxes	**44**	**444**	**(90.2%)**	**25**	**74.5%**
% of the NOR	0.5%	5.4%	(4.9) p.p.	0.3%	0.2 p.p.
Income Tax and Social Contribution	(27)	235	(111.7%)	(8)	244.3%
% of Income before Taxes	(62.7%)	52.8%	(115.5) p.p.	(31.8%)	(30.9) p.p.
Net Income	**18**	**687**	**(97.4%)**	**31**	**(40.9%)**
% of the NOR	**0.2%**	**8.3%**	**(8.1) p.p.**	**0.4%**	**(0.1) p.p.**
EBITDA	**886**	**1,309**	**(32.4%)**	**944**	**(6.1%)**
% of the NOR	**10.4%**	**15.8%**	**(5.4) p.p.**	**11.1%**	**(0.7) p.p.**

BALANÇO PATRIMONIAL

Balance Sheet - R$ Million	09.30.16	09.30.15	12.31.15
Assets			
Current Assets			
Cash and Cash Equivalents	5,773	7,724	5,363
Financial Investments	792	703	735
Accounts Receivable	2,964	3,391	3,876
Recoverable Taxes	1,164	1,113	1,232
Dividends/Interest on shareholders' equity receivable	8	0.42	22
Securities Receivable	180	299	304
Inventories	5,378	4,201	4,033
Biological Assets	1,574	1,271	1,330
Other Financial Assets	265	71	129
Other Receivables	430	327	369
Anticipated expenses	196	235	409
Restricted Cash	309	-	1,346
Non-Current Assets held to sale and discontinued operation	42	108	32
Total Current Assets	**19,075**	**19,444**	**19,180**
Non-Current Assets			
Long-term assets	**5,628**	**4,352**	**5,095**
Cash Investments	425	68	456
Accounts Receivable	9	5	4
Judicial Deposits	898	699	732
Biological Assets	862	720	761
Securities Receivable	166	203	231
Recoverable Taxes	1,481	848	969
Deferred Taxes	1,212	1,129	1,256
Restricted Cash	414	459	480
Other Receivables	161	222	207
Permanent Assets	**18,423**	**16,193**	**16,113**
Investments	85	457	186
Property, Plant and Equipment	11,711	10,702	10,916
Intangible	6,628	5,035	5,011
Total Non-Current Assets	**24,051**	**20,545**	**21,208**
Total Assets	**43,126**	**39,990**	**40,388**

BALANÇO PATRIMONIAL

Balance Sheet - R$ Million	09.30.16	09.30.15	12.31.15
Liabilities and Equity			
Current Liabilities			
Loans and Financing	4,164	2,154	2,628
Suppliers	5,909	5,486	4,745
Supply Chain Risk	823	0	1,175
Payroll and Mandatory Social Charges	724	614	478
Taxes Payable	403	297	353
Dividends/Interest on Shareholders' Equity	2	2	518
Management and Staff Profit Sharing	10	239	296
Other Financial Liabilities	828	1,052	667
Provisions	333	253	231
Employee Pension Plan	67	56	67
Other Liabilities	308	479	462
Liabilities related to non-current assets held for sale and discontinued operations	-	0	-
Total Current Liabilities	**13,572**	**10,633**	**11,621**
Non-Current Liabilities			
Loans and Financing	14,445	12,769	12,551
Suppliers	181	146	155
Taxes and Social Charges Payable	16	39	26
Provision for Tax, Civil and Labor Contingencies	984	930	974
Deferred Taxes	149	143	188
Employee Pension Plan	261	246	232
Other Liabilities	823	850	804
Total Non-Current Liabilities	**16,860**	**15,124**	**14,931**
Total Liabilities	**30,432**	**25,757**	**26,552**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	35	(79)	6.98
Profit Reserves	1,798	4,044	6,077
Other Related Results	(1,178)	(1,017)	(1,080)
Retained Profits	88	1,696	-
Interest on Shareholders' Equity	-	(426)	-
Transfer Reserves and Tax Incentives	(94)	(98)	-
Treasury Shares	(723)	(2,675)	(3,948)
Non-Controling Shareholders	309	327	319
Total Shareholders' Equity	**12,695**	**14,233**	**13,836**
Total Liabilities and Shareholders' Equity	**43,126**	**39,990**	**40,388**